Exhibit 99.1

Fang Announces Dismissal of Securities Class Action Claims

BEIJING, Nov. 11, 2016 -- Fang Holdings Limited (NYSE: SFUN) ("Fang," the "Company," "we" or "our"), the leading real estate Internet portal in China, today announced that the United States District Court for the Central District of California has dismissed with prejudice all claims asserted by the lead plaintiffs in a securities class action lawsuit against the Company and certain of its current and former officers commenced against them on October 30, 2015, by a shareholder purporting to represent a class consisting of purchasers of the Company's common stock between May 20, 2015 and October 27, 2015. On October 18, 2016, the Court granted the defendants’ motion to dismiss the First Amended Complaint. The lead plaintiffs did not pursue a further amendment, and the Court dismissed the lead plaintiffs’ claims with prejudice on November 4, 2016. No payment or any other consideration was paid by the Company or its officers in connection with the lawsuit's dismissal.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Joyce Tang

Senior Investor Relations Manager

Phone: +86-10-5631 8659

Email: tangjunning@fang.com

Ms. Dana Cheng

Investor Relations Manager

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com